SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)
MEDAREX, INC.
(Name of Subject Company)
MEDAREX, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(including the associated Series A Junior Participating Preferred Stock purchase rights)
(Title of Class of Securities)
583916101
(CUSIP Number of Class of Securities)
Howard H. Pien
President and Chief Executive Officer
707 State Road
Princeton, New Jersey 08540
(609) 430-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Stephen A. Infante, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on July 28, 2009, as amended, by Medarex, Inc., a New Jersey corporation (“Medarex”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), and Puma Acquisition Corporation, a New Jersey corporation and wholly-owned subsidiary of BMS (“Acquisition Sub”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Medarex, together with the associated rights to purchase Series A Junior Participating Preferred Stock of Medarex issued pursuant to the Rights Agreement, dated as of May 23, 2001, as amended, between Medarex and Continental Stock Transfer & Trust Company, that are not already owned by BMS and its subsidiaries at a price of $16.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 28, 2009 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by BMS and Acquisition Sub with the Securities and Exchange Commission on July 28, 2009, as amended.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person.
Item 2, “Identity and Background of Filing Person” is hereby amended and supplemented by inserting the following immediately before the first full paragraph on page 4 of the Schedule 14D-9 under the heading “Tender Offer”:
“Pursuant to the Memorandum (as defined herein) and with the consent of Medarex, BMS has extended the Offer until 12:00 midnight, New York City time, on Wednesday, August 26, 2009 (which is the end of the day on Wednesday, August 26, 2009). The Offer may be further extended pursuant to the terms and conditions of the Merger Agreement.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by inserting the following at the end of the sixth full paragraph on page 5 of the Schedule 14D-9 under the heading “Arrangements between Medarex and BMS and Acquisition Sub–Collaboration and Co-Promotion Agreement”:
“Medarex expects data from the Phase 3 clinical study of ipilimumab for melanoma indications during 2010. If the data from such study are timely and sufficiently favorable, Medarex expects that an application for FDA approval would be submitted by the end of 2010.”
Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by inserting the following at the end of the second full paragraph on page 7 of the Schedule 14D-9 under the heading “Arrangements between Medarex and BMS and Acquisition Sub–Medarex Director and Executive Officer Relationships with and Securities Ownership in BMS”:
“After Completion of the Merger, no current director of Medarex has agreed to be, or is expected to be, employed by BMS.”
Item 4. The Solicitation or Recommendation.
Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by amending and restating the first sentence of the first paragraph on page 21 under the heading “Opinion of Medarex’s Financial Advisor”:
“Goldman Sachs performed an illustrative discounted cash flow analysis on Medarex using certain internal financial analyses and forecasts for Medarex prepared by its management and approved for Goldman Sachs’ use by Medarex and assuming, among other things, the use of certain of Medarex’s net operating losses and that short term funding needs would be met by issuances of new equity of approximately 45 million new Shares in 2010 to 2012 at share prices increasing at approximately the cost of equity.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the first paragraph on page 21 under the heading “Opinion of Medarex’s Financial Advisor”:
“The Illustrative Per Share Value presented below includes all Medarex products, product candidates and royalties.”
Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by amending and restating the third sentence of the last paragraph on page 24 under the heading “Opinion of Medarex’s Financial Advisor”:
“Medarex has agreed to pay Goldman Sachs a transaction fee of approximately $21 million, all of which is payable only upon consummation of the Contemplated Transactions.”
Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following on page 25 of the Schedule 14D-9 before the heading “Intent to Tender”:
“Financial Forecasts
Medarex does not as a matter of course make public projections as to future performance, earnings or other results. However, Medarex’s management provided certain commercial forecasts, estimated expenses and estimated probabilities of success of, and timing of commercialization for, future products, regarding Medarex’s possible future operations to the Board and Goldman Sachs. A summary (“Summary Forecasts”) is provided below.
The Summary Forecasts were not provided or made available to any other party, including BMS, prior to the execution of the Merger Agreement. The Summary Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Medarex’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Summary Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy.
The Summary Forecasts were based necessarily on the information prepared by Medarex using a variety of assumptions and estimates. The assumptions and estimates underlying the Summary Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Medarex’s control. The assumptions and estimates used to create the information used in the Summary Forecasts involve judgments made with respect to, among other things, timing of regulatory approvals, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Summary Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Medarex or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the information used in the Summary Forecasts will prove to be accurate, and actual results may materially differ.
The Summary Forecasts assume, among other things and using various assessments of probability, that ipilimumab and Medarex’s other product candidates would be successfully developed, approved for sale by regulators and commercialized and available for sale for the treatment of certain indications. However, it is unclear whether ipilimumab and Medarex’s other product candidates will ultimately receive regulatory approval or be successfully commercialized for any such possible indications within the timeframe of the Summary Forecasts or at all.

The Summary Forecasts for the fiscal years ending December 31, 2009 through 2014 is set forth below. All amounts are expressed in millions of dollars.

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014
Probability Weighted Revenue	$—	$65	$102	$219	$305	$485
Probability Weighted Free Cash Flow	$(189)	$(154)	$(222)	$(157)	$(85)	$2
The inclusion of the Summary Forecasts in this Schedule 14D-9, should not be regarded as an indication that any of Medarex, or its advisors or representatives considered or consider the information used in the Summary Forecasts to be an accurate prediction of future events, and the Summary Forecasts should not be relied upon as such. None of Medarex or its advisors or representatives has made or makes any representation regarding the information contained in the Summary Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Summary Forecasts to reflect circumstances existing after the date such Summary Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Summary Forecasts are shown to be in error. Medarex’s shareholders are cautioned not to place undue reliance on the Summary Forecasts included in this Schedule 14D-9.”
Item 8. Additional Information.
Item 8, “Additional Information” is hereby amended and supplemented by inserting the following on page 27 of the Schedule 14D-9 before the heading “State Takeover Laws”:
“Pursuant to the Memorandum (as defined herein), on August 20, 2009, BMS agreed that neither BMS, nor any of its subsidiaries or affiliates, will exercise the Top-Up Option described in the paragraph above.”
Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include following under the heading “Litigation”:
“On August 19, 2009, the Honorable Maria M. Sypek entered a written order memorializing the consolidation for all purposes of the Superior Court Complaints (the complaint filed on July 30, 2009, by Ralph Roelofsz (the “Roelofsz Complaint”) was inadvertently omitted from the court’s written order) under the caption Hersh, et al. v. Pien, et al. (the “Consolidated State Action”), Docket No. C-71-09, in the Superior Court of New Jersey. On August 20, 2009, the parties to the Consolidated State Action, the Roelofsz Complaint, the Blumberg Complaint, the Federal Halegoua Complaint and the Blevins Complaint (collectively, the “Actions”) entered into a Memorandum of Understanding (the “Memorandum”) pursuant to which the parties reached an agreement in principle to settle the Actions subject to certain conditions, including court approval and the completion of further definitive documentation. Pursuant to the agreements in the Memorandum, Medarex will make certain supplemental disclosures which are contained in Amendment 3 to the Schedule 14D-9. In addition, under the terms of the Memorandum, BMS agreed (1) to extend the Offer until 12:00 midnight, New York City time, on Wednesday, August 26, 2009 and (2) that neither BMS, nor any of its subsidiaries or affiliates, will exercise the Top-Up Option described in the fifth paragraph under “The Tender Offer — Section 11 — The Merger Agreement” of the Offer to Purchase. In addition, the parties agreed to present to the Superior Court of New Jersey a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the court of the settlement and the dismissal of the Actions upon the terms set forth in the Memorandum. The Stipulation of Settlement will include a release of all claims against all defendants and their affiliates and agents held by the plaintiffs and class members. In the Memorandum, the defendants in the Actions acknowledge that plaintiffs’ counsel intends to seek reasonable attorney fees and expenses from such defendants in connection with the Actions. In the event that the settlement is not approved and such conditions are not satisfied, Medarex will continue to vigorously defend these Actions.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medarex, Inc.
By:	/s/ Ursula B. Bartels
	Name:	Ursula B. Bartels
	Title:	Senior Vice President, General Counsel and Secretary

Dated: August 20, 2009